

Debbie Davis · 3rd

Finance and Operations Manager at Drawn

Baroda, Michigan · 107 connections · **Contact info**

 **Joliet Junior College**

Experience

Owner
D&L Business Services Inc
Sep 2003 – Present · 17 yrs 1 mo
Benton Harbor, Michigan Area

 **Finance and Operations Manager**
Drawn
Aug 2014 – Dec 2019 · 5 yrs 5 mos
Greater Chicago Area

 **Finance Manager**
MC+A
Mar 2007 – Jan 2017 · 9 yrs 11 mos
Greater Chicago Area

Finance Manager November 2012 to January 2017
Bookkeeper March 2007 to October 2012

 **Senior Manager, Finance & Operations**
Archaia Entertainment, LLC
Oct 2008 – Jan 2015 · 6 yrs 4 mos

Chicago, IL / Los Angeles, CA
Senior Manager, Finance & Operations January 20
Manager, Finance & Operations May 2009 to Dece
Bookkeeper October 2008 to April 2009



Senior Manager, Finance & Operations
Kunoichi, Inc.
Sep 2003 – Oct 2012 · 9 yrs 2 mos
Chicago, IL & Benton Harbor, MI

Company sold in October 2012.

Promotions and time-frames included...
Secretary of the Board July 2005 to October 2012

Education



Joliet Junior College

Skills & Endorsements

Financial Statements · 6

PJ Bickett and 5 connections have given endorsements for th

Financial Reporting · 2

PJ Bickett and 1 connection have given endorsements for this skill

Payroll Taxes · 2

Guenter Doil and 1 connection have given endorsements for this skill

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